SEC Mail
Mail Processing
Section

FEB 27 2009

Washington, DC
106

[redacted]

SE 09058603 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brisbane Advisors Ltd. Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7593 Ironhorse Blvd.
(No. and Street)

West Palm Beach (City) FL (State) 33412 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Blanchard 561-630-8400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Templeton & Co., LLP
(Name – *if individual, state last, first, middle name*)

222 Lakeview Ave., Suite 1200 West Palm Beach, FL 33401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, Warren Blanchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brisbane Advisors Ltd. Co., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

DENISE G LIBRACH
MY COMMISSION # DD765031
EXPIRES March 04, 2012
(407) 398-0153 FloridaNotaryService.com

Notary Public

Warren Blanchard
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail
Mail Processing
Section

FEB 27 2009

Washington, DC
106

BRISBANE ADVISORS LTD. CO.

REPORT ON AUDITS OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

BRISBANE ADVISORS LTD. CO.

Table of Contents

templeton
& COMPANY

Report of Independent Auditors

To the Member
Brisbane Advisors Ltd. Co.

We have audited the accompanying statements of financial condition of Brisbane Advisors Ltd. Co. (a single member limited liability company) as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brisbane Advisors Ltd. Co. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion; the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Templeton & Company, LLP

West Palm Beach, Florida
February 25, 2009

BRISBANE ADVISORS LTD. CO.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
Assets:		
Cash	$ 44,129	$ 53,803
Other assets	-	215
Total assets	$ 44,129	$ 54,018

LIABILITIES AND MEMBER'S EQUITY

	2008	2007
Liabilities	$ -	$ -
Member's equity:		
Contributed capital	88,148	86,948
Accumulated deficit	(44,019)	(32,930)
Total member's equity	44,129	54,018
Total liabilities and member's equity	$ 44,129	$ 54,018

See accompanying notes to financial statements.

BRISBANE ADVISORS LTD. CO.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenue	$ -	$ -
Costs and expenses:		
Allocated costs from Parent (Note 3)	4,300	15,000
Regulatory costs	1,259	1,324
Professional fees	5,530	5,250
Business development cost	-	143
Total costs and expenses	11,089	21,717
Loss from operations	(11,089)	(21,717)
Other income	-	35,000
Net income (loss)	$ (11,089)	$ 13,283

See accompanying notes to financial statements.

BRISBANE ADVISORS LTD. CO.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Endd December 31, 2008 and 2007

	Contributed Capital	Accumulated Deficit	Total Equity
Balance, January 1, 2007	$ 86,948	$ (46,213)	$ 40,735
Net income	-	13,283	13,283
Balance, December 31, 2007	86,948	(32,930)	54,018
Contributions to capital	1,200	-	1,200
Net loss	-	(11,089)	(11,089)
Balance, December 31, 2008	$ 88,148	$ (44,019)	$ 44,129

See accompanying notes to financial statements.

BRISBANE ADVISORS LTD. CO.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (11,089)	$ 13,283
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Decrease in other assets	215	460
Net cash provided by (used in) operating activities	(10,874)	13,743
Cash flows from financing activities:		
Capital contributions	1,200	-
Net increase (decrease) in cash	(9,674)	13,743
Cash, beginning of year	53,803	40,060
Cash, end of year	$ 44,129	$ 53,803

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Brisbane Advisors Ltd. Co. (Advisors or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Advisors is a Florida Limited Liability Company that is a wholly owned subsidiary of Brisbane Capital, LLC (Brisbane Capital or the Parent).

Advisors was incorporated on April 1, 2003 and approved for membership in NASD, the predecessor to FINRA, effective May 11, 2004. The Company commenced marketing activities upon approval of membership in NASD but had its only revenue producing transaction in 2006.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

Advisors is engaged in a single line of business as a broker-dealer and is authorized to engage in various classes of investment banking services including private placements of corporate equity and debt securities, corporate mergers and acquisitions (M&A), restructurings, re-capitalizations and fairness opinions. Advisors does not hold customer funds or securities.

Investment banking

The Parent provides non-regulated financial advisory consulting services to corporations or their executives, including strategic planning, exit and/or succession planning, business valuations, business modeling, business research, contract or interim CEO and CFO services, board of director advisory services, and assistance preparing for corporate finance or M&A transactions. These consulting services are generally provided by the Parent on a per diem or fixed fee basis under an agreement giving Advisors a right of first refusal or contractual right to exclusively provide regulated investment banking transaction services within a specified time period.

Income taxes

Advisors is included in the federal income tax return filed by the Parent, a limited liability company, which reports pre-tax income directly to its members.

Statement of cash flows

The Company considers highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business to be cash equivalents.

Note 3 – Related Party Agreements and Transactions

Advisors and Brisbane Capital share common facilities and equipment, which are owned or leased by the Parent. Brisbane Capital's administrative personnel services and various operating expenses, such as business development and office overhead, also benefit both companies.

Note 3 – Related Party Agreements and Transactions, Continued

By agreement, direct costs, such as regulatory and professional fees and specific marketing and personnel costs paid by Brisbane Capital are charged to Advisors. In addition, indirect operating costs are allocated to Advisors monthly as an overhead fee. The Expense Allocation Agreement, approved by both parties, allows such direct and indirect costs to be treated as an investment and additional capital on the books of the Parent and Advisors, respectively. Advisors and Brisbane Capital review this allocation methodology annually and modify it as appropriate to reflect a reasonable allocation of costs between the entities.

During the years ended December 31, 2008 and 2007, Brisbane Capital incurred indirect operating costs of $13,000 and $47,000, respectively, and allocated $4,300 and $15,000 to Advisors in 2008 and 2007, respectively.

Details of the indirect costs incurred by Brisbane Capital and the amounts allocated to Advisors by functional category for the years ended December 31, 2008 and 2007 are as follows:

	2008		2007	
Function	Cost incurred by Parent	Cost allocated to Advisors	Cost incurred by Parent	Cost allocated to Advisors
Occupancy	$ 2,500	$ 1,500	$ 24,400	$ 11,000
Personnel costs	5,000	-	8,500	-
Network and technology costs	800	400	2,500	600
Communications	2,300	1,200	6,700	2,000
Office and overhead costs	2,300	1,200	4,100	1,400
Business development costs	200	-	800	-
Total	$ 13,100	$ 4,300	$ 47,000	$ 15,000

In lieu of compensation for the Principal, Brisbane Capital charges Advisors a consulting fee at the rate of approximately 85% of collected net revenue, defined as total revenue less operating expenses exclusive of the consulting fee. There were no such consulting fees paid for the years ended December 31, 2008 and 2007.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2008, the Company had net capital after non-allocable assets of $44,129 which was $39,129 in excess of its required net capital of $5,000. There was no aggregate indebtedness at December 31, 2008; therefore, the Company exceeded this regulatory requirement.

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as of December 31, 2008 and the Company's FOCUS report for the period ended December 31, 2008.

SUPPLEMENTARY INFORMATION

BRISBANE ADVISORS LTD. CO.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of December 31, 2008

Member's equity per statement of financial condition	$ 44,129
Non-allowable assets	-
Net capital before haircuts	44,129
Haircuts on securities	-
Net capital	44,129
Minimum net capital requirement - the greater of $5,000 or 6.67% of aggregate indebtedness	5,000
Capital in excess of minimum net capital requirement	$ 39,129

templeton & COMPANY

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member
Brisbane Advisors Ltd. Co.

In planning and performing our audit of the financial statements and supplemental schedule of Brisbane Advisors Ltd. Co. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

222 Lakeview Avenue, Suite 1200
West Palm Beach, Florida 33401
561-798-9988 ▪ Fax: 561-798-4053

5900 North Andrews Avenue, Suite 627
Fort Lauderdale, Florida 33309
954-333-0001 Fax: 954-938-2444

www.templetonco.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Templeton & Company, LLP

West Palm Beach, Florida
February 25, 2009